    As filed with the Securities and Exchange Commission on April 30, 2001
===============================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                     ____________________________________
                                  SCHEDULE TO
                                 (Rule 13e-4)
           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No.1)
                     ____________________________________
                       PERICOM SEMICONDUCTOR CORPORATION
                      (Name of Subject Company (Issuer))
                     ____________________________________
                       PERICOM SEMICONDUCTOR CORPORATION
                       (Name of Filing Person (Offeror))

Certain Options Granted Under the Pericom Semiconductor Corporation 1995 Stock
            Option Plan and 2001 Stock Incentive Plan, as amended, to Purchase Common Stock That Have an Exercise Price of $15.00 Per Share or
                                    Greater
                        (Title of Class of Securities)

                                 713 831 10 5

                     (CUSIP Number of Class of Securities)
                           (Underlying Common Stock)

                                   Alex Hui
                     President and Chief Executive Officer
                       Pericom Semiconductor Corporation
                               2380 Bering Drive
                              San Jose, CA  95131
                                (408) 435-0800
                     ____________________________________
         (Name, Address and Telephone Number of Persons Authorized to
  Receive Notices and Communications on Behalf of Person(s) Filing Statement)
                     ____________________________________
                                   Copy to:
                           Richard Scudellari, Esq.
                           Morrison & Foerster, llp
                              755 Page Mill Road
                           Palo Alto, CA 94304-1018
                                (650) 813-5880
                     ____________________________________


     [_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

          [_] third party tender offer subject to Rule 14d-1.
          [X] issuer tender offer subject to Rule 13e-4.
          [_] going-private transaction subject to Rule 13e-3.
          [_] amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]

                            INTRODUCTORY STATEMENT

     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed with the Securities and Exchange Commission on April 6, 2001, relating to our offer to exchange all options outstanding under the Pericom Semiconductor Corporation Amended and Restated 1995 Stock Option Plan (the "1995 Plan") and 2001 Stock Incentive Plan (the "2001 Plan") (collectively the "Plans") to purchase shares of our common stock, having an exercise price of $15.00 or more for new options to purchase shares of our common stock to be granted under the Plans, upon the terms and subject to the conditions described in the offer to exchange dated April 6, 2001 and the related Letter of Transmittal. This amendment does not alter the terms and conditions previously set forth in the offer to exchange, and should be read in conjunction with the offer to exchange. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule TO and related Exhibits. The following items in Exhibit (a)(1) to the Schedule TO are hereby amended in the manner described below:

3.  PROCEDURES FOR TENDERING OPTIONS.

    The third paragraph of Section 3 of Exhibit (a)(1) is hereby amended and restated as follows:

     "Our Acceptance Constitutes an Agreement.  Your tender of options pursuant
      ---------------------------------------
to the procedures described above constitutes your acceptance of the terms and conditions of the offer. Upon our acceptance of your tendered options we will send to you a letter, in the form of Exhibit (a)(4) attached hereto, informing you that we have accepted your tendered options OUR ACCEPTANCE FOR EXCHANGE OF YOUR OPTIONS TENDERED BY YOU PURSUANT TO THE OFFER WILL CONSTITUTE A BINDING AGREEMENT BETWEEN US AND YOU UPON THE TERMS AND SUBJECT TO THE CONDITIONS OF THE OFFER."


9.  INFORMATION CONCERNING PERICOM SEMICONDUCTOR CORPORATION.

     Section 9 of the Exhibit (a)(1) is hereby amended and restated as follows:

     "General.  We design, develop and market high-performance interface
     --------
integrated circuits, or ICs, used in many of today's advanced electronic systems. Interface ICs, such as interface logic, switches and clock management products, transfer, route and time electrical signals among a system's microprocessor, memory and various peripherals and between interconnected systems. The current high demand for bandwidth to support the growth of the Internet will require continual improvements in the performance of interface products. Our interface products increase system bandwidth in applications such as notebook computers, servers, network switches and routers, storage area networks and wireless base stations. We offer products that increase bandwidth by widening the data path, or bus (enlarging the pipe), increasing the data rate (increasing the flow rate through the pipe), or allowing multiple, simultaneous transactions on the bus.

     We have combined our extensive design technology and applications knowledge with our responsiveness to the specific needs of electronic systems developers to become a leading supplier of high-performance interface ICs. We have evolved from one product line in fiscal 1992 to four currently--SiliconSwitch, SiliconInterface, SiliconClock and SiliconConnect--with a goal of providing an increasing breadth of interface IC solutions to our customers. We currently offer over 500 products, of which 90 were introduced during fiscal 2000. Our customers include leading OEMs, contract manufacturers and distributors.

     Pericom Semiconductor Corporation was incorporated in California on June 16, 1990. Its principal executive offices are located at 2380 Bering Drive, San Jose, California 95131, and the telephone number at that address is (408) 435-0800.

Financial Information.  The following tables set forth selected financial and
---------------------
operating data of Pericom Semiconductor Corporation. The selected historical statement of operations data for the fiscal years ended June 30, 1999 and 2000 and the selected historical balance sheet data as of June 30, 1999 and 2000 have been derived from the financial statements included in our annual report on Form 10-K for the years ended June 30, 1999 and 2000. The selected historical statement of operations data for the three months ended September 30, 2000 and December 31, 2000 and the selected historical balance sheet data as of September 30, 2000 and December, 2000, which are included in our quarterly report on Form 10-Q for the quarters ended September 30, 2000 and December 31, 2000, are unaudited, but include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such data. The information presented below should be read together with our financial statements and related notes. We have presented the following data in thousands, except per share amounts.

                       PERICOM SEMICONDUCTOR CORPORATION

                            AUDITED BALANCE SHEETS

                       (In thousands, except share data)

                                                                             June 30,
                                                                             --------
                                                                       2000            1999
                                                                       ----            ----
                         ASSETS
Current assets:
  Cash and cash equivalents                                           $124,115         $ 8,328
  Short-term investments                                                16,549          17,397
  Accounts receivable:
     Trade (net of allowances of $3,343 and                             12,012           9,719
  $2,570)
     Other                                                                 377             346
  Inventories                                                           13,166           9,835
  Prepaid expenses and other current assets                                209             582
  Deferred income taxes                                                  1,099             356
                                                                      ------------------------
        Total current assets                                           167,527          46,563
Property and equipment--net                                              8,246           6,509
Investment in and advances to joint venture                              4,287           2,611
Other assets                                                               306             242
                                                                      ------------------------
                        Total                                         $180,366         $55,925
                                                                      ========================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable                                                       8,983           7,295
  Accrued liabilities                                                    3,561           1,604
  Income taxes payable                                                   1,710              22
                                                                      ------------------------
        Total current liabilities                                       14,254           8,921
Commitments and contingencies                                              ---             ---
Deferred income taxes                                                    1,340             624
Shareholders' equity:
   Preferred stock, 5,000,000 shares authorized;
none issued and outstanding                                                ---             ---
   Common stock, 60,000,000 shares authorized;
      Shares outstanding: 2000, 24,493,994; 1999,                      130,834          25,600
19,038,482
      Accumulated other comprehensive loss                                 (90)            (33)
      Retained earnings                                                 34,028          20,813
                                                                      ------------------------
        Total shareholders' equity                                     164,772          46,380
                                                                      ------------------------
                        Total                                         $180,366         $55,925
                                                                      ========================

                       PERICOM SEMICONDUCTOR CORPORATION

                          AUDITED STATEMENTS OF INCOME

                    (In thousands, except per share amounts)

                                                                 Year Ended June 30,
                                                                 -------------------
                                                                2000            1999
                                                                ----            ----
Net revenues                                                   $90,977         $59,797
Cost of revenues                                                52,540          35,484
                                                               -----------------------
  Gross profit                                                  38,437          24,313
Operating expenses:
  Research and development                                       8,118           5,976
  Selling, general and administrative                           12,449           9,175
                                                               -----------------------
     Total                                                      20,567          15,151
                                                               -----------------------
Income from operations                                          17,870           9,162
Equity in net loss/goodwill amortization of joint                 (358)           (288)
 venture
Interest income                                                  3,621           1,386
                                                               -----------------------
Income before income taxes                                      21,133          10,260
Provision  for income taxes                                      7,918           3,488
                                                               -----------------------
Net income                                                     $13,215         $ 6,772
                                                               =======================
Basic earnings per share                                       $  0.63         $  0.36
                                                               =======================
Diluted earnings per share                                     $  0.56         $  0.33
                                                               =======================
Shares used in computing basic earnings per share               20,906          18,790
                                                               =======================
Shares used in computing diluted earnings per share             23,578          20,558
                                                               =======================

                       PERICOM SEMICONDUCTOR CORPORATION

                            UNAUDITED BALANCE SHEETS


                                                                   September 30,     December 31,
                                                                      2000               2000
                                                                      ----               ----
                         ASSETS
Current assets:
     Cash and cash equivalents                                          $131,455          $134,202
     Short-term investments                                               17,607            18,644
     Accounts receivable:
          Trade (net of allowances of $3,837, and $5,487)                 13,818            16,880
          Other receivables                                                  663               573
     Inventories                                                          11,852            11,868
     Prepaid expenses and other current assets                               211               284
     Deferred income taxes                                                 1,099             1,099
                                                                      ----------------------------
                Total current assets                                     176,705           183,550
Property and equipment - net                                               8,540             9,786
Investment in and advances to investee                                     4,245             4,350
Other assets                                                                 288               257
                                                                      ----------------------------
               Total                                                    $189,778          $197,943
                                                                      ============================

               LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
     Accounts payable                                                   $  9,656          $ 11,136
     Accrued liabilities                                                   3,479             3,948
     Income taxes payable                                                  3,564             2,667
                                                                      ----------------------------
               Total current liabilities                                  16,699            17,751
Deferred income taxes                                                      1,340             1,340
Shareholders' equity:
      Common stock, 60,000,000 shares authorized; Shares                 131,692           132,170
       outstanding: Sep 30,2000, 24,809,218; Dec 31,
       2000, 24,920,149
     Accumulated other comprehensive loss                                    (17)                0
     Retained earnings                                                    40,064            46,682
                                                                      ----------------------------
               Total shareholders' equity                                171,739           178,852
                                                                      ----------------------------
               Total                                                    $189,778          $197,943
                                                                      ============================

                       PERICOM SEMICONDUCTOR CORPORATION

                         UNAUDITED STATEMENTS OF INCOME

                    (In thousands, except per share amounts)

                                                                  3 Months Ended
                                                                  --------------
                                                           September 30,     December 31,
                                                           -------------     ------------
                                                               2000              2000
                                                               ----              ----
Net revenues                                                   $33,360         $35,718
Cost of revenues                                                19,650          20,250
                                                               -----------------------
  Gross profit                                                  14,310          15,468
Operating expenses:
  Research and development                                       2,587           2,754
  Selling, general and administrative                            3,985           4,231
                                                               -----------------------
     Total                                                       6,572           6,985
                                                               -----------------------
Income from operations                                           7,738           8,483
Equity in net loss/goodwill amortization of joint                 (225)           (132)
 venture
Interest income                                                  2,223           2,323
                                                               -----------------------
Income before income taxes                                       9,736          10,674
Provision  for income taxes                                      3,700           4,056
                                                               -----------------------
Net income                                                       6,036           6,618
                                                               =======================
Basic earnings per share                                       $  0.24         $  0.27
                                                               =======================
Diluted earnings per share                                     $  0.22         $  0.24
                                                               =======================
Shares used in computing basic earnings per share               24,694          24,785
                                                               =======================
Shares used in computing diluted earnings per share             27,475          27,272
                                                               =======================

     Our book value per share as of December 31, 2000 was $6.60 per share.

     The financial information included in our annual report on Form 10-K for the fiscal year ended June 30, 1999, on pages 2 through 18; our quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2000, pages 3 through 18; and our quarterly reports on Form 10-Q for the fiscal quarters ended September 30, 2000 pages 2 through 9 and December 31, 2000, pages 3 through 18; are incorporated herein by reference.

     See "Additional Information" beginning on page (a)(1)-24 of the Offer for instructions on how you can obtain copies of our SEC filings, including filings that contain our financial statements."

17.  MISCELLANEOUS.

     The first paragraph of Section 17 of Exhibit (a)(1) is hereby amended and restated as follows:

     "This offer to exchange and our SEC reports referred to above include "forward-looking statements." However, please note that the safe harbors of
Section 27A of the Securities Act and Section 21E of the Securities Exchange Act do not apply to statements made in connection with this Offer to Exchange. When used in this offer to exchange, the words "anticipate," "believe," "estimate," "expect," "intend" and "plan" as they relate to Pericom Semiconductor Corporation or our management are intended to identify these forward-looking statements. All statements by us regarding our expected future financial position and operating results, our business strategy, our financing plans and expected capital requirements, forecasted trends relating to our services or the markets in which we operate and similar matters are forward-looking statements. The documents filed by Pericom Semiconductor Corporation with the SEC, including our Annual Report on Form 10-K for the fiscal year ended July 1, 2000 filed with the SEC on September 29, 2000, our quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2000 filed on November 13, 2000 and our quarterly report on Form 10-Q for the quarter ended December 30, 2000 filed on February 9, 2001, discuss some of the risks that could cause our actual results to differ from those contained or implied in the forward-looking statements. These risks include, but are not limited to:"



    SIGNATURES

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

Dated:  April 30, 2001           PERICOM SEMICONDUCTOR CORPORATION


              By: /s/ Michael D. Craighead
                  ------------------------
              Name:   Michael D. Craighead
              Title:  Chief Financial Officer